Whereby.Us Enterprises, Inc.
A Florida Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

WHEREBY.US ENTERPRISES, INC.

TABLE OF CONTENTS



To the Stockholders of
Whereby.Us Enterprises, Inc.
Miami, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Whereby.Us Enterprises, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 30, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WHEREBY.US ENTERPRISES, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 80,091	$ 117,014
Accounts receivable	83,880	53,008
Total Current Assets	163,971	170,022
Non-Current Assets:		
Property and equipment, net	19,566	11,262
Intangible assets, net	5,890	2,361
Total Non-Current Assets	25,456	13,623
TOTAL ASSETS	$ 189,427	$ 183,645
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 32,059	$ 5,817
Accrued expenses	1,963	24,590
Due to shareholder	500	500
Total Current Liabilities	34,522	30,907
Long-Term Liabilities:		
Convertible notes payable	915,000	435,000
Accrued interest on convertible notes payable	29,822	99
Total Long-Term Liabilities	944,822	435,099
Total Liabilities	979,344	466,006
Stockholders' Equity (Deficiency):		
Common stock, $0.000001 par, 25,000,000 shares authorized, 10,319,151 and 10,000,000 shares issued and outstanding, 5,527,897 and 2,916,667 shares vested, as of December 31, 2016 and 2015, all respectively.	10	10
Additional paid-in capital	3	-
Accumulated Deficit	(789,930)	(282,371)
Total Stockholders' Equity (Deficiency)	(789,917)	(282,361)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 189,427	$ 183,645

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

WHEREBY.US ENTERPRISES, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 482,540	$ 206,060
Cost of net revenues	(22,109)	(38,866)
Gross profit	460,431	167,194
Operating Expenses:		
Compensation and benefits	646,640	277,369
General and administrative	255,555	128,388
Sales and marketing	24,205	1,804
Research and development	10,787	-
Total Operating Expenses	937,187	407,561
Loss from operations	(476,756)	(240,367)
Other Income/(Expenses):		
Interest expense	(30,803)	(99)
Total Other Income/(Expenses)	(30,803)	(99)
Net Loss	$ (507,559)	$ (240,466)

WHEREBY.US ENTERPRISES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficiency) |
	Number of Shares	Amount			
Balance at December 31, 2014	10,000,000	$ 10	$ -	$ (41,905)	$ (41,895)
Net loss	-	-	-	(240,466)	(240,466)
Balance at December 31, 2015	10,000,000	$ 10	$ -	$ (282,371)	$ (282,361)
Issuance to common stock	319,151	$ -	$ 3	$ -	$ 3
Net loss	-	-	-	(507,559)	(507,559)
Balance at December 31, 2016	10,319,151	$ 10	$ 3	$ (789,930)	$ (789,917)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

WHEREBY.US ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (507,559)	$ (240,466)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	3,110	1,476
Changes in operating assets and liabilities:		
Change in accounts receivable	(30,872)	(53,008)
Change in accounts payables	26,242	2,530
Change in accrued expenses	(22,627)	14,500
Change in accrued interest payable	29,723	99
Net Cash Used In Operating Activities	(501,983)	(274,869)
Cash Flows from Investing Activities		
Purchases of property and equipment	(11,138)	(9,273)
Cash paid for intangible assets	(3,805)	-
Net Cash Used in Investing Activities	(14,943)	(9,273)
Cash Flows from Financing Activities		
Advances from/(payments to) shareholder, net	-	(3,767)
Proceeds from issuance of convertible notes payable	480,000	185,000
Proceeds from issuance of common stock	3	-
Net Cash Provided By Financing Activities	480,003	181,233
Net Change In Cash	(36,923)	(102,909)
Cash at Beginning of Period	117,014	219,923
Cash at End of Period	$ 80,091	$ 117,014
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 1,080	$ -
Cash paid for income taxes	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Whereby.Us Enterprises, Inc. (the "Company"), is a corporation organized July 8, 2014 under the laws of Florida. The Company is a technology and media company focused on helping locals connect to their cities. The Company publishes local media brands in growing cities around the country, and are developing technology to drive local engagement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives ranging from 5 - 7 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 23,951	$ 12,813
Accumulated depreciation	(4,385)	(1,551)
Property and equipment, net	$ 19,566	$ 11,262
Depreciation expense	$ 2,834	$ 1,351
Intangibles (Trademarks)	$ 6,305	$ 2,500
Accumulated amortization	(415)	(139)
Intangibles, net	$ 5,890	$ 2,361
Amortization expense	$ 276	$ 125

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $10,787 and $0 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $756,616 and $281,370 as of December 31, 2016 and 2015, respectively, which together with other book-to-tax differences resulted in net tax assets of $296,306 and $105,917 as of December 31, 2016 and 2015, respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 37.6%. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $507,559 and $240,466 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $789,930 and $282,371 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

Common Stock

The Company has authorized 25,000,000 shares of common stock at $0.000001 par value. As of each December 31, 2016 and 2015, 10,319,151 and 10,000,000 shares of common stock were issued and outstanding, respectively.

In January 2016, the Company issued 319,151 shares of common stock at $0.00001 per share, providing proceeds of $3.

All stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from three to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016 and 2015, 5,527,897 and 2,916,667 of the issued and outstanding shares had vested.

2014 Stock Plan

The Company has adopted the 2014 Stock Plan (the "Plan"), which provides for the grant of shares of stock option to employees and service providers. Under the Plan, the number of shares reserved for grant under the Plan was 12,000,000 as of December 31, 2016.

NOTE 5: RELATED PARTY TRANSACTIONS

An officer of the Company advanced funds to the Company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to the officer under the arrangement was $500 and $500, respectively. This advance bears no interest and is considered payable on demand.

NOTE 6: CONVERTIBLE NOTES PAYABLE

Convertible Notes Payable – 2014 Issuance

The Company issued a convertible promissory note of $250,000 at 0% interest in December 2014, with a maturity date of December 2019. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory note is automatically convertible into the Company's equity upon the first private equity sale of at least $500,000 (as further defined in the agreement) at a price per share equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers.

The convertible promissory note is convertible, at the note holder's option, within 90 days of maturity into shares of the class and series of the Company securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all the Company's reserved and issued securities on a fully diluted basis (as further defined in the note agreement, and subject to certain dilution protections).

The convertible promissory note is convertible upon a change in control event (as defined in the note agreement), at the note holder's election, into the Company's most senior series of securities or can be called for payment of the then outstanding principal and accrued interest.

Convertible Notes Payable - 2015 Issuances

During 2015 the Company issued two convertible promissory notes totaling $185,000. The convertible promissory notes bear interest at 7% and mature in October through December of 2018. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's equity upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $3,500,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the change in control transaction or convert into the Company's most senior class of stock. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes and accrued interest may be converted into common stock of the Company at a price per share implied by a $3,500,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable - 2016 Issuances

During 2016, the Company issued sixteen convertible promissory notes in varying amounts totaling $480,000. The convertible promissory notes bear interest at 7% and mature throughout 2019. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's equity upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $5,000,000 valuation ($3,500,000 valuation applies to $90,000 of the principal on 2016 issuances) on the fully diluted capitalization of the Company (as defined in the note agreements). In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the change in control transaction or convert into the Company's most senior class of stock. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes and accrued interest may be converted into common stock of the Company at a price per share implied by a $5,000,000 valuation ($3,500,000 valuation applies to $90,000 of the principal on 2016 issuances) on the fully diluted capitalization of the Company (as defined in the note agreements). The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable – Overall

As of December 31, 2016 and 2015, none of the convertible promissory notes had been converted and all remained outstanding in the full principal amounts. Accrued interest as of December 31, 2016 and 2015 totaled $29,822 and $99, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Convertible Notes

In January 2017, the Company issued $132,500 of convertible promissory notes to five investors. The convertible promissory notes bear interest at 7% and mature in 2020. The terms of the convertible promissory notes are similar to those discussed in Note 6 under 2016 and 2015 issuances.

Stock Issuances

In 2017, the Company issued 551,600 shares of common stock to employees and advisors.

Management's Evaluation

Management has evaluated subsequent events through May 30, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.